Exhibit 99.1

PRESS RELEASE
New Gold Exceeds 2008 Production Guidance and Provides 2009 Forecast

(All figures are in US dollars unless otherwise stated)

January 22, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) today announces fourth quarter gold production of 78,950 ounces and 2008 cumulative annual gold production of 272,046 ounces, exceeding previously released guidance by 22,046 ounces. New Gold also provides its 2009 operational forecast.

The 2008 production and cash cost information below includes results for the period prior to the close of the business combination between New Gold, Peak Gold Ltd. and Metallica Resources Inc. on June 30, 2008 and is based on unaudited figures.

Highlights

  Gold production of 272,046 ounces in 2008 compared to 239,687 ounces in 2007

  Total cash cost(1) of $576 per ounce for the fourth quarter for a total of $549 per ounce (net of by-product sales) for the full year 2008

  Cerro San Pedro mine in Mexico received the highest safety award granted from the Mexican Chamber of Mines ("CAMIMEX") for open pit operations with fewer than 500 employees, and achieved ISO 14001 certification of its environmental management system

  El Morro, the development project in Chile, entered the permitting stage

  Full year gold production for 2009 is expected to be between 190,000 and 210,000 ounces

  Total cash cost for 2009 is expected to be between $465 and $485 per ounce (net of byproduct sales)

  Capital expenditures for 2009 are expected to be $107 million

"New Gold exceeded production guidance for 2008 with excellent operational performance at Peak Mines and Cerro San Pedro, despite challenging markets and cost pressures. The company made some difficult decisions in 2008 in response to the uncertain market conditions and took the necessary steps to strengthen our financial position and ensure that we are well positioned to deliver on our growth strategy and guidance for 2009" said Robert Gallagher, President and Chief Executive Officer.

Operations Overview

Cerro San Pedro

Cerro San Pedro production for the fourth quarter was 21,231 gold ounces and 290,520 silver ounces for a total of 84,561 gold ounces and 1.1 million silver ounces in 2008. Comparative figures for full year 2007 are 26,799 gold ounces and 406,592 silver ounces. Gold sales for the fourth quarter were 21,180 ounces for a total of 85,362 in 2008. Total cash cost for the fourth quarter was $522 per ounce net of by-product sales and for the full year was $438 per ounce net of by-product sales. Consistent with the mine plan and previous guidance, cash cost was higher for the fourth quarter due to lower gold and silver production and also as a result of increasing consumable costs.

In recognition of the operation's exemplary safety record in 2008, Cerro San Pedro was awarded the prestigious "Casco de Plata" (the "Silver Hardhat") from CAMIMEX. The award is granted to the safest mining operation in Mexico in the category of open pit operations with fewer than 500 employees. Also, during the fourth quarter, Cerro San Pedro's environmental management system received recognition from the International Organization of Certification achieving ISO 14001 status.

In 2009, Cerro San Pedro is forecasting production of between 90,000 and 100,000 ounces of gold and between 1.1 million and 1.3 million ounces of silver at an estimated cash cost of between $550 and $570 per ounce on a by-product basis. Cash cost will be higher in 2009 primarily due to a higher strip ratio and anticipated higher consumable costs. Capital expenditures in 2009 are expected to be approximately $2.8 million.

Peak Mines

Peak Mines production for the fourth quarter was 27,618 gold ounces and 2.47 million pounds of copper in the fourth quarter for a total of 100,493 gold ounces and 8.25 million pounds of copper for the year. Comparative figures for 2007 are 116,488 gold ounces and 7.5 million pounds of copper. Gold sales in the fourth quarter were 28,815 ounces for a total of 102,928 ounces in 2008. Peak Mines achieved record mill throughput in 2008 of 768,727 tonnes compared to 709,230 tonnes in 2007 reflecting improved efficiencies in both mine and process operating practices. Peak Mines achieved a milestone in 2008 producing its two millionth ounce of gold since the commissioning of the mine. Total cash cost for the fourth quarter was $624 per ounce net of by-product sales and for the full year was $477 per ounce net of by-product sales. Total cash cost was higher net of by-product sales due to lower than anticipated copper revenues and the impact of the significant decrease in copper price through the quarter. In Australian dollar terms, unit operating costs per tonne for 2008 were only 8% higher than for 2007, despite significantly unfavourable currency movement.

In 2009, Peak Mines is forecasting production of between 90,000 and 100,000 ounces of gold and between 13 million and 15 million pounds of copper. Cash cost is expected to decrease to the range of $370 to $390 per ounce net of by-product sales due to the significantly higher copper production associated with the transition to the Chesney and Perseverance ore bodies. Capital expenditures in 2009 are expected to be approximately $24.5 million, which includes $1.1 million in capitalized exploration.

Amapari

Amapari gold production for the fourth quarter was 30,101 ounces for a total of 86,992 ounces in 2008 compared to 96,400 ounces in 2007. Gold sales for the fourth quarter were 28,199 ounces for a total of 87,411 ounces in 2008. Gold sales decreased year over year due to lower grades, fewer tonnes placed on the leach pads and increased amounts of hard transition ore. Total cash cost for the fourth quarter was $568 per ounce for a total of $748 per ounce in 2008. Total cash cost decreased significantly in the fourth quarter due to higher metal production resulting from improved equipment maintenance and fleet availability.

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With the deepening of the pits and associated increase in amount of transitional ore, recent operating improvements would not have been sustainable. As a result, New Gold made the decision to place the mine on care and maintenance. New Gold is undertaking a Preliminary Economic Assessment to evaluate the economics of developing the existing oxide and underlying sulphide resources with a conventional crush/grind/CIL mill. It is expected that this study will be completed in the first quarter of 2009. New Gold will also investigate other strategic alternatives for the Amapari operation.

Production in 2009 will be limited to the leaching of gold from the previously stacked ore, which is expected to yield between 10,000 and 12,000 ounces. All environmental monitoring and on-going remediation programs will continue during this period and beyond, as will on-going exploration programs on New Gold's concessions at Amapari.

New Afton and El Morro Development Projects

On November 12, 2008, New Gold extended the development timeline at its New Afton project to preserve cash until the required funding to complete the project is secured. New Gold is continuing with underground development to the base of the ore body, including conversion to owner-operator mining crews. New Afton is completing the erection of the mill building and taking delivery of the long lead equipment previously ordered. The current development schedule has full production commencing in the second half of 2012, a 16 month delay from the original, fast track schedule. In 2009, expenditures at New Afton are expected to be approximately $78.5 million, which includes $19.3 million in interest payments.

The El Morro project entered the permitting stage with the submission of the Environmental Impact Study in the fourth quarter of 2008. It is anticipated that the permit will be obtained within 12 to 18 months.

In summary, the fourth quarter operating performance for both Peak Mines and Amapari were excellent with record mill throughput at Peak Mines and significant cash cost reductions at Amapari. Overall operating performance in 2008 at Cerro San Pedro was notable in its first full year of operation; gold production was lower in the fourth quarter due to planned mining of lower grade ore. Consolidated total cash cost, net of by-product sales, was adversely impacted in the fourth quarter and for the year due to lower production and prices of by-product copper and silver.

2009 Guidance

New Gold is forecasting 2009 gold production of between 190,000 and 210,000 ounces at a cash cost between $465 and $485 per ounce net of by-product sales.

Assumptions used in the 2009 forecast include gold, copper and silver prices of $750 per ounce, $2.00 per pound and $10.00 per ounce, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $0.90, $0.70 and $12.00 to the U.S. dollar, respectively.

For each operation, 2008 actual gold production and 2009 forecast gold production are as follows:

	2008	2009 Forecast
Mine	Gold Production	Gold Production
Cerro San Pedro	84,561	90,000-100,000
Peak Mines	100,493	90,000-100,000
Amapari	86,992	10,000-12,000
Total	272,046	190,000-210,000

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Capital expenditures for 2009 are expected to be approximately $107 million with $78.5 million (including capitalized interest) allocated to continued development of the New Afton project and $24.5 million allocated to Peak Mines. Expensed exploration for 2009 is expected to be approximately $6.2 million. Corporate general and administration costs are expected to be approximately $13.7 million.

Conference Call-in Details

New Gold's year-end financial results are expected to be released on March 17, 2009, followed by a conference call at 1:00pm ET to discuss these results. Anyone may join the call by dialing toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. You can listen to a recorded playback of the call after the event until April 14, 2009 by dialing 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #3281215.

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the results of the preliminary economic assessment assessing the viability of a new process facility at Amapari; New Gold's operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in New Gold's MD&A filed on November 12, 2008, and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) CASH COST
"Total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is then divided by ounces sold to arrive at the total cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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